

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 31, 2006

Mr. Bo Huang
Chief Executive Officer
Franklyn Resources III, Inc.
234-5149 Country Hills Blvd. N.W., Suite 429
Calgary, Alberta, Canada T3A 5K8

      Re: **Franklyn Resources III, Inc.**
                Registration Statement on Form SB-2
                Filed August 2, 2006
                File No. 333-136262

                Preliminary Information Statement on Schedule 14C
                Filed August 25, 2006
                File No. 0-30017

Dear Mr. Huang:

We have limited our review of the above filings to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1.   Given the nature and size of the transaction being registered, advise us of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2.   We note that you currently are authorized to issue 25,000,000 shares of common stock, yet you register the resale of 25,141,968 shares with 14,636,472 presently outstanding. Please explain to us your basis for registering the resale of common stock that is not authorized.

Selling Security Holders, page 9

3.   Disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, please confirm to us that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.

4.   Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Preliminary Information Statement on Schedule 14C

Our Restated Articles of Incorporation, page 5

5.   We note that you seek to increase your authorized capital stock. Disclose whether you have any current plans, proposals, or arrangements to issue the additional shares. For example, are there any proposals or plans to acquire any business or engage in any investment opportunity with the additional shares? If so, please disclose and if not, please state that you have no such plans, proposals or arrangements written or otherwise at this time.

Approval of the 2006 Long-term Incentive Plan, page 8

6.   Please include an equity compensation plan table pursuant to Item 10 of Schedule 14A.

Closing Comments

As appropriate, please amend the above filings in response to these comments.

You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please Jason Wynn at (202) 551-3756 or me at (202) 551-3740 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Wynn

        via facsimile
        Asher S. Levitsky P.C.
        Sichenzia Ross Friedman Ference LLP
        (212) 930-9725